FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 30, 2008

EXHIBIT 99.1

Vimicro Reports Second Quarter 2008 Financial Results

BEIJING, July 29 /Xinhua-PRNewswire/ — Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Financial Results (Unaudited)

Net revenue in the second quarter of 2008 was $23.1 million as compared to $16.2 million reported in the first quarter of 2008 and $26.5 million in the second quarter of 2007.

Non-GAAP net income in the second quarter of 2008, which excluded $1.3 million in share-based compensation expense, was $0.3 million, compared to a net loss of $1.4 million in the first quarter of 2008 and net income of $1.6 million in the second quarter of 2007. Non-GAAP diluted earnings per ADS (each representing four ordinary shares) for the second quarter of 2008 were $0.01, compared with a loss per ADS of $0.04 in the first quarter of 2008 and earnings per ADS of $0.04 in the second quarter of 2007.

Net loss in the second quarter of 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), was $1.0 million, compared with a net loss of $3.2 million in the first quarter of 2008 and net income of $0.2 million in the second quarter of 2007. Diluted loss per ADS was $0.03 in the second quarter of 2008, compared with a loss per ADS of $0.09 in the first quarter of 2008 and earnings per ADS of $0.01 in the second quarter of 2007.

“Our second quarter 2008 results reflect a significant increase in unit shipments but a slight decline in average selling prices sequentially,” commented Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “Looking forward, we have a good opportunity to grow on several market trends both within our existing markets of PC and Notebook Cameras and Mobile Multimedia, as well as the surveillance market for which we have invested heavily in R&D. We look forward to a return to growth in the near future, as we anticipate that many of our recent design wins will result in revenue growth opportunities when our customers’ products are released to the market.”

Business Outlook

For the third quarter of 2008, Vimicro expects revenue to range between $21 million and $25 million.

Second Quarter 2008 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, July 29, 2008, at 5:30 p.m., Eastern Time, to discuss the Company’s second quarter 2008 financial results. Investors and other interested parties may access the call by dialing 800-798-2801 (or +617-614-6205 outside of the U.S.), with the pass code 89521625, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com . Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until August 5, 2008 at midnight (ET). The replay number is 888-286-8010 with a pass code of 63044768. International callers should dial +617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 29, 2008, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP (loss)/income from operations, non-GAAP net (loss)/income and non-GAAP diluted net (loss)/income per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rate quoted by the Bank of China as of June 30, 2008, which was RMB 6.8591 to US$1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars,

except number of share data)

	06/30/08	12/31/07
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	115,520	116,958
Accounts receivable, net	6,392	5,842
Notes receivable	—	297
Inventories	15,073	13,443
Prepayments and other current assets	3,192	2,898
Deferred tax assets	301	283
Total current assets	140,478	139,721

Investment in an associate	168	157
Property, equipment and software, net	8,619	8,249
Land use rights	7,349	4,939
Other assets	975	965
Total assets	157,589	154,031

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	8,191	7,853
Taxes payable	1,180	1,226
Advances from customers	314	154
Due to an associate	60	60
Accrued expenses and other current liabilities	3,801	3,510
Deferred grants	144	—
Total current liabilities	13,690	12,803

Non-current liabilities:
Deferred tax liabilities	26	26
Total liabilities	13,716	12,829

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0001 par value 140,942,614 and 140,301,378 shares issued and outstanding as of June 30, 2008 and December 31, 2007, respectively	14	14
Additional paid-in capital	139,490	136,418
Accumulated other comprehensive income	9,243	5,367
Accumulated deficit	(7,656)	(3,379)
Statutory reserve	2,782	2,782
Total shareholders’ equity	143,873	141,202
Total liabilities and shareholders’ equity	157,589	154,031

Vimicro International Corporation

Consolidated Statements of Operations and Comprehensive Income

(Amounts expressed in thousands of U.S. dollars,

except number of share data)

	2008 Q2	2008 Q1	2007 Q2
	(unaudited)	(unaudited)	(unaudited)
Net revenue	23,145	16,234	26,496
Cost of revenue	(16,425)	(11,108)	(18,416)
Gross profit	6,720	5,126	8,080

Operating expenses*:
Research and development, net	(4,840)	(5,668)	(5,019)
Selling and marketing	(1,108)	(1,126)	(1,169)
General and administrative	(2,777)	(2,963)	(2,557)
Loss from operations	(2,005)	(4,631)	(665)

Other income/(expense):
Interest income	609	772	1,065
Others, net	347	631	(147)

(Loss)/income before income taxes	(1,049)	(3,228)	253

Income taxes expense	—	—	(48)

Net (loss)/income	(1,049)	(3,228)	205

Other comprehensive income:
Foreign currency translation adjustment	1,484	2,392	697

Comprehensive income/(loss)	435	(836)	902

(Loss)/income per share
— Basic	(0.01)	(0.02)	0.00
— Diluted	(0.01)	(0.02)	0.00

(Loss)/ income per ADS
— Basic	(0.03)	(0.09)	0.01
— Diluted	(0.03)	(0.09)	0.01

Weighted-average number of ordinary shares outstanding
— Basic	140,660,796	140,059,154	139,507,099
— Diluted	140,660,796	140,059,154	143,126,310

Weighted-average number of ADS outstanding
— Basic	35,165,199	35,014,788	34,876,775
— Diluted	35,165,199	35,014,788	35,781,578
* Components of share-based compensation expenses

Research and development, net	(603)	(700)	(693)
Selling and marketing	(208)	(261)	(191)
General and Administrative	(501)	(835)	(502)

Reconciliations of non-GAAP results of operations measures

to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars,

except per share data, unaudited)

	Three months ended June 30, 2008
	GAAP Result	Adjustment	Non-GAAP
		Results
(Loss)/income from operations	(2,005)	1,312	(693)
Net (loss)/income	(1,049)	1,312	263
Diluted (loss)/income per ADS	(0.03)	0.04	0.01

	Three months ended March 31, 2008
	GAAP Result	Adjustment	Non-GAAP
		Results
(Loss)/income from operations	(4,631)	1,796	(2,835)
Net (loss)/income	(3,228)	1,796	(1,432)
Diluted (loss)/income per ADS	(0.09)	0.05	(0.04)

	Three months ended June 30, 2007
	GAAP Result	Adjustment	Non-GAAP
		Results
(Loss)/income from operations	(665)	1,385	720
Net (loss)/income	205	1,385	1,590
Diluted (loss)/income per ADS	0.01	0.03	0.04

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

Tel: +1-972-239-5119 x159

Email: rbright@sheltongroup.com

SOURCE Vimicro International Corporation

EXHIBIT 99.2

Vimicro Announces the Appointment of David Tang as Chief Financial Officer and Vice

President

BEIJING – July 29, 2008 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced the appointment of David Tang as Chief Financial Officer and Vice President effective August 1, 2008. Mr. Tang replaces Quincy Tang, who will leave the Company effective July 31, 2008 to pursue other opportunities.

“We are pleased to welcome David as our new Chief Financial Officer. David’s extensive experience in financial functions both domestically in China and with U.S. and Hong Kong listed companies makes him ideally suited to lead our accounting and finance efforts as we continue to grow,” said Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer. “I would also like to thank Quincy for his dedication with Vimicro, during which he has made efforts to shorten the audit process and put in place the team, systems and controls that will make this an easy transition.”

Prior to joining Vimicro, Mr. Tang served as the Chief Financial Officer of CNinsure Inc. a NASDAQ listed company operating in China. Prior to CNinsure, Tang has also served as the Chief Financial Officer in two other companies, including: IRICO Group, a Hong Kong and China listed company, and Chinasoft International, a Hong Kong listed company. Prior to those positions, he was an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received his MBA degree from Stern School of Business, New York University.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 29, 2008, and Vimicro undertakes no duty to update such information, except as required under applicable law.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

Tel: +1-972.239.5119 ext. 159

Email: rbright@sheltongroup.com